Mr. Di Stefano

March 18, 2010

Page # of 18.

LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

March 18, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Archer Investment Series Trust - Form N1-A/A

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to your letter which commented on our client’s initial N1-A filing submitted on December 23, 2009.  As I noted to you on the telephone, prior to receiving your correspondence, I received a similar comment letter from Senior Counsel, Mary Cole.  You instructed that our office respond to your letter in its entirety as well as comment number 9, 10, 11, 13 and 14 of Mrs. Cole’s letter.  Accordingly, please find our clients responses below.

PROSPECTUS:

Comment:

Please explain in detail why the Fund is being created, given that a fund with the identical name and policies already exists.

Response:

The Archer Investment Series Trust (formerly know as “Archer Series Trust”) is a newly formed Ohio business trust.   The Archer Balanced Fund is the Trust’s only series. Its formation is pursuant to a contemplated tax-free reorganization between the Archer Balanced Fund, a separate series of the Unified Series Trust (“Transferring Fund”) and our client the Archer Balanced Fund, a separate series of the Archer Investment Series Trust (“Acquiring Fund”). The Transferring Fund has been in existence since 2005 and has been reviewed as part of the Unified Series Trust’s filings through Branch 22 during that time period.

Archer Investment Corporation is the current investment advisor of the Transferring Fund and will continue as the Advisor for the Acquiring Fund. Accordingly, the Advisor will continue to operate as the manager of the Acquiring Fund which has the identical investment objectives, principals, strategies and investment management contractual obligations as those existing with the Transferring Fund.  Further, the custodian will remain the same. The Acquiring Fund has contracted with Mutual Shareholder Services, LLC to perform the transfer agency and accounting functions on behalf of the Acquiring Fund.  This is a change from the Transferring Fund current service provider arrangement.  The Acquiring Fund will use the Transferring Fund’s (Predecessor Fund) historical financial information.

FRONT COVER:

Comment:

Please provide the Fund's ticker symbol.

Response:

Provided.

FEES AND EXPENSES OF INVESTING IN THE FUND:

Comment:

Please indicate in the appropriate line item of the fee table that the Fund will assess a 12b-1 plan fee of 25 basis points.

Response:

The Advisor has indicated that the Rule 12b-1 fee will not be imposed until after December 31, 2011.  Accordingly, since the fee will not be imposed within one year from the date of the effective date of the registration statement this line item has been removed.

Comment:

Please delete footnotes 1, 2 and 3 from the fee table. That a redemption fee is assessed on shares redeemed within 30 days of purchase may be included parenthetically in that line of the table.

Response:

Footnotes 1, 2, and 3 have been deleted.  The statement “(on shares redeemed within 30 days of purchase)” has been inserted parenthetically to the “Redemption Fee” line item in the table.

Comment:

Please delete the first sentence of footnote 4. Clarify that acquired fund fees and expenses are not used to calculate the Fund's NAV. See Instruction 3 (f) (vii) to Item 3 of Form N-1A. Revise the relevant line item to read "Acquired Fund Fees and Expenses."

Response:

The first sentence of footnote #4 has been deleted.  The fact that acquired fund fees and expenses are not used to calculate the Fund's NAV has been clarified by stating that – “Acquired Fund Fees and expenses are not used to calculate the Fund’s net asset value and do not correlate to the ratio of Expenses to Average Net Assets found in the “Financial Highlights” section of this Prospectus.” in footnote # 1.  The relevant line item has been revised to read "Acquired Fund Fees and Expenses." As requested.

Comment:

Please disclose in footnote 5 the circumstances under which the fee waiver/expense reimbursement agreement may be terminated, and who may terminate the agreement. See Instruction 3 (e) to Item 3 of Form N-1A. Revise the relevant line item to include "expense reimbursement", if appropriate. If the agreement will be in effect for less than a year from the date of the registration statement's effectiveness, please delete the footnote in its entirety.

Response:

Additional disclosure has been provided in footnote #2 (previously footnote #5) describing the circumstances under which the fee waiver/expense reimbursement agreement may be terminated, and who may terminate the agreement.  This disclosure has been inserted as the last sentence of the footnote and reads as follows:

“The Management Services Agreement may, on sixty (60) days written notice, be terminated with respect to a Fund, at any time without the payment of any penalty, by the Board of Trustees, by a vote of a majority of the outstanding voting securities of the Fund, or by you.”

Comment:

Please delete footnote 6. Please revise the final line item of the fee table to read "Total Annual Fund Operating Expenses after Fee Waiver [and/or Expense Reimbursement]." See Instruction 3 (e) to Item 3 of Form N-I A.

Response:

Footnote #6 has been deleted as suggested. The final line of the fee table has been revised to read “Total Annual Fund Operating Expenses after Fee Waiver [and/or Expense Reimbursement]."

Comment:

Please indicate that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Response:

Additional disclosure has been provided as footnote #1 to the table stating that

1 “Other Expenses” - Fund expenses are based on estimated amounts for the current fiscal year.”

Comment:

Please revise the explanatory text preceding the Example to conform, verbatim, to the text in Form N-1A. Since the Fund is new, please delete the five and ten year disclosure.

Response:

The explanatory test preceding the “Example” has been revised to conform with the text as set forth in Form N1-A.  The revisions are as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

The five and ten year disclosure has been deleted as requested.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUND:

Comment:

Please identify the types of equity and fixed income securities in which the Fund will invest. Please summarize how the Adviser will determine whether industries or sectors "have value" and whether a company is a "quality" company. Please summarize how the Adviser will determine which securities to buy and sell. See Item 9 (b) and (c) of Form N-lA. How will the Adviser determine the Fund's equity and debt allocations?

Response:

Additional disclosure has been provided in order to: i) identify the types of equity and fixed income securities in which the Fund will invest; ii) summarize how the Adviser will determine whether industries or sectors "have value" and whether a company is a "quality" company; and iii) summarize how the Adviser will determine which securities to buy and sell.  The additional language is as follows.

 The Fund seeks to achieve its objective of total return, by investing in a diversified portfolio of equity and fixed income securities. The advisor uses a top-down approach to evaluate industries and sectors of the economy that are depressed or have fallen out of favor with investors and then seeks quality companies in those industries or sectors that have value in the advisor’s opinion. Within each, the advisor seeks to find companies with solid financial strength and strong management that are selling below their intrinsic value.

Under normal circumstances, the Fund will invest up to 70% of its assets in equity securities. The equity component of the Fund’s portfolio will primarily consist of securities of large capitalization companies (i.e., companies with market capitalizations over $10 billion), but the Fund may also invest in small- and mid-capitalization companies if the advisor believes that such investments provide opportunities for greater returns. Equity securities in which the Fund may invest include primarily common stocks, as well as securities convertible into common stocks, preferred stock and exchange-traded funds (ETFs). The Fund may also invest in real estate investment trusts (REITs).

Under normal circumstances, the Fund will invest at least 30% of its assets in fixed income securities. The fixed income securities in the Fund’s portfolio will primarily have maturities of 5 years or less; however, from time to time, the Fund may invest in fixed income securities with maturities of up to 30 years. Fixed income securities in which the Fund may invest include securities issued by the U.S. government and its agencies and instrumentalities, corporate bonds, foreign government bonds, municipal bonds, and zero-coupon bonds. The Fund typically invests in fixed income securities rated investment grade at the time of purchase (at least BBB/Baa or higher) as determined by one of the following rating organizations: Standard and Poor’s Ratings Group (“S&P”), Fitch Ratings (“Fitch”) or Moody’s Investors Service, Inc. (“Moody’s”) or, if unrated, determined by the advisor to be of comparable quality. From time to time, depending on general market conditions and the prospects presented by the individual security, the Fund may invest in non-investment grade fixed income securities, commonly known as junk bonds. The Fund will not invest more than 5% of its assets in junk bonds (determined at the time of purchase). The Fund may also invest in reverse convertible notes, which are short-term notes (i.e., with maturities of 1 year or less) linked to individual equity securities which make a single coupon payment at maturity. The holder of the notes has the right to receive at maturity either a fixed cash payment or a fixed number of shares of common stock, depending on the price history of the underlying common stock.

The Fund may invest in equity or fixed income securities of foreign companies operating in developed countries. Equity securities will be limited to sponsored or unsponsored American Depositary Receipts (ADRs) traded on U.S. stock exchanges. ADRs typically are issued by a U.S. bank or trust company and represent ownership of underlying securities issued by a foreign company. The Fund may pursue its investment objective directly or indirectly by investing in ETFs, so long as such investment otherwise conforms to the Fund’s investment policies. In evaluating ETFs, the advisor considers the ETF’s investment strategy, the experience of its sponsor, its performance history, volatility, comparative return and risk data, asset size, and expense ratio.

For cash management purposes, the Fund may also invest in short-term, high quality money market instruments such as short-term obligations of the U.S. Government, its agencies or instrumentalities, bank obligations, commercial paper or money market mutual funds. By keeping some cash or cash equivalents, the Fund may be able to avoid realizing gains and losses from selling stocks when there are shareholder redemptions. However, the Fund may have difficulty meeting its investment objective when holding a significant cash position.

The Fund will not seek to realize profits by anticipating short-term market movements. The advisor intends to purchase securities mainly for the long-term. However, when the advisor deems that change will benefit the Fund, portfolio turnover will not be a limiting factor.

The Fund may sell holdings that the advisor believes have reduced potential for capital appreciation and/or income, have underperformed the market or their relevant economic sectors, have exceeded their fair market values, have experienced a change in fundamentals or are subject to other factors that may contribute to relative underperformance.

Comment:

Since the Fund is a "balanced" fund, please indicate that the Fund will invest at least 25% of total assets in equities, and at least 25% in fixed income securities.

Response:

See additional disclosure language provided in the response to the foregoing comment.

Comment:

It appears from the risk disclosure that the Fund will invest in foreign securities. If so, please provide appropriate disclosure in this section.

Response:

See additional disclosure language provided in the response to the foregoing comment.

Comment (Mrs. Coyle):

Revise the phrase in the first sentence "achieve its objective of income and capital appreciations' to read "achieve its objective of total return."

Response:

See additional disclosure language provided in the response to the foregoing comment which reflects the requested revisions.

Comment (Mrs. Coyle):

If Fund investments in the securities of small and mid-cap companies, ETF's, REIT's and foreign securities are expected to represent principal investment strategies, please add disclosure to that effect.

Response:

See additional disclosure language provided in the response to the foregoing comment.

PRINCIPAL RISKS OF INVESTING IN THE FUND:

Comment:

Please delete all text but the first sentence from the first paragraph of this section. Alternatively, explain how the likelihood of loss is greater for short-term investors.

Response:

The following language has been deleted.

The likelihood of loss may be greater if you invest for a shorter period of time. This section describes what we think are the most significant factors (but not the only factors) that could cause the value of your investment in the Fund to decline, and which could prevent the Fund from achieving its stated objective.

Comment:

Please separate the first sentence of the second paragraph from the rest of the paragraph.

Response:

The first sentence of the second paragraph has been separated from the rest of the paragraph.

Comment:

The Fund appears to be using a "value" style of investing. If so, please summarize the risks of value investing in this section.

Response:

Additional disclosure has been provided in response to the accompanying comments.  This disclosure reads ad follows.

•	Management Risk. The advisor’s investment strategy may fail to produce the intended results.

•

Company Risk. The value of the Fund may decrease in response to the activities and financial prospects of an individual company in the Fund’s portfolio. The value of an individual company can be more volatile than the market as a whole.

•

Value Risk. The Fund invests in undervalued securities. The market may not agree with the advisor’s determination that a security is undervalued, and the security’s price may not increase to what the advisor believes is its full value. It may even decrease in value.

•

Equity Risks. Stock markets can be volatile. In other words, the prices of stocks can rise or fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. The Fund’s investments may decline in value if the stock markets perform poorly. There is also a risk that the Fund’s investments will under-perform either the securities markets generally or particular segments of the securities markets.

•

Small and Mid-Size Company Risk. Small and mid-size companies involve greater risk of loss and price fluctuation than larger companies. Their securities may also be less liquid and more volatile. As a result, the Fund could have greater difficulty buying or selling a security of a micro- or small-cap issuer at an acceptable price, especially in periods of market volatility.

•	Fixed Income Risks.

Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation.

Change in Rating Risk. If a rating agency gives a debt security a lower rating, the value of the debt security will decline because investors will demand a higher rate of return.

Interest Rate Risk. The value of the Fund may fluctuate based upon changes in interest rates and market conditions. As interest rates decline, the value of the Fund’s investments may go down. Securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities. In addition, the issuers of certain types of securities may prepay principal earlier than scheduled when interest rates rise, forcing the Fund to reinvest in lower yielding securities. Slower than expected principal payments may also extend the average life of fixed income securities, locking in below-market interest rates and reducing the value of these securities.

Duration Risk. Prices of fixed income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.

•

High Yield Securities Risk. To the extent the Fund invests in high yield securities (junk bonds), it will be subject to greater levels of interest rate and credit risks than funds that do not invest in such securities. These securities are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its entire investment.

•

Reverse Convertible Notes. In addition to risks relating to fixed income securities generally, reverse convertible notes are subject to similar risks as those of the equity securities to which they are linked, such as the risk that the price of the related security may fall significantly, causing the value of the note to drop. In addition, these securities do not have the same price appreciation potential as the linked securities because, at maturity, the value of the note will not appreciate above the initial principal amount plus the stated coupon rate. If a reverse convertible note is sold prior to maturity, the redemption price may be less than the original investment amount.

•

Zero Coupon Bonds. The Fund is required to distribute income accrued with respect to zero coupon bonds to shareholders even where no income is actually received on the bond. From time to time, the Fund may have to liquidate other portfolio securities to satisfy its distribution obligations on such zero coupon bonds.

•

Foreign Risks. To the extent that the Fund invests in foreign securities, it will be subject to additional risks that can increase the potential for losses in the Fund. These risks may include, among others, country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability, currency devaluations and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility.

•

Investment Company Securities Risk. When the Fund invests in other investment companies, such as money market mutual funds or ETFs, it indirectly bears its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of derivatives by the underlying funds). ETFs are also subject to the following risks: (i) the market price of an ETF’s shares may trade above or below its net asset value; (ii) the ETF may employ an investment strategy that utilizes high leverage ratios; or (iv) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally. The Fund has no control over the risks taken by the underlying funds in which it invests.

•

Real Estate Risk. To the extent the Fund invests in REITs, it is subject to risks generally associated with investing in real estate, such as (i) possible declines in the value of real estate, (ii) adverse general and local economic conditions, (iii) possible lack of availability of mortgage funds, (iv) changes in interest rates, and (v) environmental problems. In addition, REITs are subject to certain other risks related specifically to their structure and focus such as: dependency upon management skills; limited diversification; the risks of locating and managing financing for projects; heavy cash flow dependency; possible default by borrowers; the costs and potential losses of self-liquidation of one or more holdings; the possibility of failing to maintain exemptions from securities registration; and, in many cases, relatively small market capitalization, which may result in less market liquidity and greater price volatility.

•	Government Securities Risks.

Agency Risk. It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law. If a U.S. Government agency or instrumentality in which the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of certain U.S. Government sponsored entities, such as Freddie Mac or Fannie Mae, are neither issued nor guaranteed by the U.S. Government.

No Guarantee. The U.S. Government's guarantee of ultimate payment of principal and timely payment of interest on certain U.S. Government securities owned by the Fund does not imply that the Fund's shares are guaranteed or that the price of the Fund's shares will not fluctuate.

•

Hybrid Certificates of Deposit Risk. Unlike a regular CD, a callable CD fluctuates in value. If interest rates go down, the CD gains value; if interest rates go up, the CD loses value. Hybrid CDs typically offer higher interest rates than those available on, and often have longer maturities than, regular CDs.

•

Portfolio Turnover Risk. The Fund’s investment strategy may result in a high portfolio turnover rate. High portfolio turnover would result in correspondingly greater brokerage commission expenses and may result in the distribution to shareholders of additional capital gains for tax purposes. These factors may negatively affect the Fund’s performance.

•

Option Risk. Specific market movements of an option and the underlying security cannot be predicted with certainty. When the Fund writes a covered call option, it receives a premium, but also gives up the opportunity to profit from a price increase in the underlying security above the exercise price as long as its obligation as a writer continues, and it retains the risk of loss if the price of the security declines. Other risks associated with writing covered call options include the possible inability to effect closing transactions at favorable prices and an appreciation limit on the securities set aside for settlement.

•

Structured Notes Risk. Structured notes are subject to a number of fixed income risks including general market risk, interest rate risk, as well as the risk that the issuer on the note may fail to make interest and/or principal payments when due, or may default on its obligations entirely. In addition, as a result of the imbedded derivative features, structured notes generally are subject to more risk that investing in a simple note or bond issued by the same issuer. It is impossible to predict whether the referenced factor (such as an index or interest rate) or prices of the underlying securities will rise or fall. To the extent that the fixed income portion of the Fund’s portfolio includes structured notes, the Fund may be more volatile than other balanced funds that do not invest in structured notes. The actual trading prices of structured notes may be significantly different from the principal amount of the notes. If the Fund sells the structured notes prior to maturity, it may suffer a loss of principal. At final maturity, structured notes may be redeemed in cash or in kind, which is at the discretion of the issuer. If the notes are redeemed in kind, the Fund would receive shares of stock at a depressed price. To the extent that a structured note is not principal-protected through an insurance feature, the note’s principal will not be protected. Reverse convertible notes are not principal protected. In the case of a decrease in the value of the underlying asset, the Fund would receive shares at a value less than the original amount invested; while an increase in the value of an underlying asset will not increase the return on the note.

•	An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	The Fund is not a complete investment program. As with any mutual fund investment, the Fund’s returns will vary and you could lose money.

Comment:

The risk disclosure contained in the third and fourth paragraphs of this section lacks specificity and clarity. Please separate disclosure of risks unique to foreign securities from disclosure of risks of investing in domestic securities; also clearly separate equity and debt risks. Please disclose all principal risks associated with each type of investment.

Response:

See additional disclosure language provided in the response to the foregoing comment.

Comment:

If the Fund invests in derivatives as part of its principal strategies, identify the types of derivatives and summarize the principal risks of investing in derivatives.

Response:

See additional disclosure language provided in the response to the foregoing comment.

Comment (Mrs. Coyle):

Please add equity risk, fixed income risk, credit risk and interest rate risks to this section, Also, if investments in the securities of small and mid-cap companies, ETF's and REIT's are expected to represent principal strategies, add appropriate risk disclosure.

Response:

See additional disclosure language provided in the response to the foregoing comment.

PAST PERFORMANCE:

Comment:

Please indicate that in the future the Fund will include a bar chart and table, and that such information will provide some indication of the risks of investing in the Fund by showing the variability of performance and by comparing the Fund's performance to a broad measure of market performance. See Item 4(b) (2) (i) of Form N-lA.

Response:

Additional disclosure language has been provided that states that in the future the Fund will include a bar chart and table, and that such information will provide some indication of the risks of investing in the Fund by showing the variability of performance and by comparing the Fund's performance to a broad measure of market performance.  The disclosure language reads as follows.

Performance information is not available at this time because the Fund has not commenced operations as of the date of this Prospectus. In the future the Fund will include a bar chart and table which will include such information that will provide some indication of the risks of investing in the Fund by showing the variability of performance and by comparing the Fund's performance to a broad measure of market performance.

Comment Mrs. Coyle):

Please explain in your response letter why the Fund is not disclosing the performance of the predecessor fund.

Response:

The Fund’s management is seeking shareholder approval of the Archer Balanced Fund which is a separate series of the Unified Series Trust to effectuate a tax-free reorganization whereby all the assets and liabilities of the Archer Fund will be transferred to the registrant.  Upon the closing of this reorganization, the registrant will reflect the predecessor’s performance information.

INVESTMENT PROFESSIONALS:

Comment:

Please revise this heading to read "Portfolio Managers."

Response:

The heading “Investment Managers” has been revised to read “Portfolio Managers.”

HOW TO PURCHASE AND SELL SHARES:

Comment:

Please revise this heading to read "Purchase and Sale of Fund Shares." Please delete the third and fourth sentences of the accompanying paragraph. See Item 6 of Form N- 1A.

Response:

The heading “How to Purchase and Sell Shares” has been revised to read "Purchase and Sale of Fund Shares."

Comment (Mrs. Coyle):

Please add "or wire transfer" to the end of the first sentence of this section.

Response:

The phrase “or by wire transfer” has been added to the end of the first sentence.

INVESTMENT OBJECTIVES, STRATEGIES AND RISKS:

Comment:

This disclosure does not clearly state which strategies of the Fund are principal and which are not. Please add the word "Principal" to the heading for this section, before the word "Strategies." If the Fund describes non-principal strategies and risks in this section, clearly differentiate that disclosure from the disclosure of principal strategies and risks. Please ensure that all of the Fund's principal strategies and attendant risks are summarized in the Summary.

Response:

The word “Principal” has been inserted before the word “Strategies” as requested.  Upon review of this section, management has confirmed that the language set forth therein reflects all of the Fund's principal strategies and attendant risks are summarized in the Summary.

Comment:

Please disclose whether the Fund will provide shareholders with any advance notice of changes in the Fund's investment objective,

Response:

Additional disclosure has been provided which indicates that advance written notice of 60 days is required.  The disclosure language reads as follows and is inserted as the last sentence of the first paragraph.

The Fund’s investment objectives are not a fundamental policy, may be changed by the Fund's Board of Trustees without shareholder approval upon 60 days written notice.

Comment:

Please clarify the disclosure that the adviser intends to purchase securities "mainly for the long-term", as it is confusing, and appears to be contradicted by the predecessor fund's record of relatively high portfolio turnover rate, as well as risk disclosure elsewhere in this section. Please indicate in the Summary that the Fund will likely experience high portfolio turnover.

Response:

ADDITIONAL INFORMATION CONCERNING THE PRINCIPAL RISKS OF INVESTING IN THE FUNDS:

Comment:

Please revise this heading, as it is confusing. Delete the word "Additional", as this is the only risk disclosure found in this section, and clearly separate principal and non-principal risk disclosure. Why does the section not contain disclosure of the risks of investing in mid-and small-cap securities, emerging market securities, and equity securities other than common stock? Are options the only derivatives in which the Fund will invest? If not, please supplement the risk disclosure accordingly.

Response:

The word “Additional” has been removed from the heading as requested.  To eliminate redundancy, the complete list of the funds varying risks sub-section of this section has been deleted since the Principal Risk section above has been expanded to include those.

MANAGEMENT, ORGANIZATION AND CAPITAL STRUCTURE:

Comment:

Please include in this section all of the disclosure required by Item 8 of Form NI-A. The disclosure currently fails to advise the shareholder to ask a salesperson for further information.

Response:

Additional disclosure has been provided as set forth in Item 8 of Form N1-A.  The disclosure language reads as follows.

Payments to Broker-Dealers and Other Financial Intermediaries.

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

PRICING OF FUND SHARES:

Comment:

Shareholders are directed to send purchase and redemption requests to Mutual Shareholder Services, LLC, yet the disclosure in the first paragraph of this section indicates that the requests will be processed at the NAV next calculated after the Fund receives the order. Please correct this inconsistency.

Response:

Additional disclosure has been provided to clarify that receipt of purchase and sale orders are processed when received by Mutual Shareholders Services, LLC, the Fund’s transfer Agent.  The following disclosure clarifies this point.

The price at which you purchase or redeem shares is based on the next calculation of net asset value (“NAV”) after an order is received, subject to the order being accepted by the Fund through its transfer agent, Mutual Shareholder Services LLC, authorized persons or designees, in good form. An order is considered to be in good form if it includes a complete and accurate application and payment in full of the purchase amount. The price you pay for your shares is based on the Fund’s net asset value per share (“NAV”). The NAV is calculated at the close of trading (normally 4:00 p.m. Eastern time) on each day the New York Stock Exchange is open for business (the Stock Exchange is closed on weekends, most Federal holidays and Good Friday). The NAV is calculated by dividing the value of the Fund’s total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued expenses) by the total number of shares outstanding.

Comment:

Please clarify that the disclosure in the second sentence of the second paragraph of this section, pertaining to events occurring after the close of trading markets, but before calculation of NAV, applies only to trading markets that close before 4:00 pm.

Response:

Additional disclosure has been provided to clarify that events occurring after the close of trading markets, but before calculation of NAV, applies only to trading markets that close before 4:00 pm. The following disclosure clarifies this point.

If market quotations are not readily available, or if an event occurs after the close of the trading market which has closed before 4:00 p.m. Eastern time but before the calculation of the Fund’s NAV that materially affects the value, the security will be valued by the Fund’s advisor at a fair value (the amount which the Fund might reasonably expect to receive for the security upon its current sale) as determined in good faith by the advisor according to procedures approved by the Board of Trustees.

Comment:

Please disclose the effects of fair value pricing. See Instruction to Item 11 (a) (1) of Form N-lA.

Response:

Additional disclosure has been provided to further state the effects of the use of fair value pricing as requested.  The following disclosure has been added to the end of the paragraph.

Notwithstanding the good faith determination of a particular value of a security or securities through the implementation of the Fund’s fair value policies and procedures prescribed by the Board of Trustees, the ultimate price may differ resulting in an undervaluation or overvaluation of the Fund’s NAV.  The NAV for a Fund investing in other investment companies is calculated based upon the NAV of the underlying investment companies in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use

OTHER PURCHASE INFORMATION:

Comment:

What is the legal basis for the statement that certain shareholders will not be able to redeem until a 15 day holding period has expired?

Response:

Comment:

What is the meaning of the statement "It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund's transfer agent", given these entities were previously identified as "authorized persons or designees", whose receipt of orders determines the NAV at which the orders will be processed?

Response:

The statement "It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund's transfer agent” is not intended to invalidated a purchase or redemption request, rather to ensure the proper and timely recording of such transaction.

Comment:

Please clarify that, in the case of redemption requests, the Fund is deemed to have received an order when the designee receives the order.

Response:

 In the case of redemption requests, the Fund is deemed to have received an order when the designee receives the order as set forth in the following discourse.

. The Fund has authorized certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on its behalf purchase and sell orders. The Fund is deemed to have received a purchase or sale order when the authorized person or designee accepts the order, and the order is processed at the net asset value next calculated thereafter. It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund’s transfer agent.

BACK COVER OF PROSPECTUS:

Comment:

Please provide all disclosure required by Item 1 (b) of Form N-1A. The registration currently contains none of the required disclosure.

Response:

Additional disclosure has been provided as requested.  The disclosure language reads as follows.

HOW TO GET MORE INFORMATION

  Additional information about the Fund’s investments is available in the:

  •

Statement of Additional Information (“SAI”) which contains more detail about some of the matters discussed in the prospectus. The SAI is incorporated by reference (and therefore legally a part of this prospectus) into the prospectus.

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Annual and Semi-Annual Reports to shareholders which describe the Fund’s performance and list its portfolio securities. They also include a letter from Fund management describing the Fund’s investment strategies that significantly affected the Fund’s performance during the last fiscal year as well as a discussion of the market conditions and trends and their implications on the Fund.

You may obtain free copies of the Fund’s SAI or Fund’s Annual and/or Semi-Annual reports, or other information about the Fund or your account or other shareholder inquiries, by calling 1-800-494-2755. Also, copies of the foregoing may be obtained at the Fund’s Internet website found at www.thearcherfunds.com. When a Fund (or a financial intermediary through which shares of the Fund may be purchased or sold) receives a request for its SAI, its Annual Report, or its Semi-Annual report, the Fund (or financial intermediary) must send the requested document within three (3) business days of receipt of the request, by first class mail or other means designed to ensure equally prompt delivery.

You may also view and obtain copies of the SAI, and/or other Fund reports and other information directly from the SEC by:

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visiting the SEC’s Public Reference Room in Washington, D.C. (Call 1-202-551-8090 for information about the Public Reference Room.)

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sending a written request, plus a duplicating fee, to the SEC’s Public Reference Section, Washington, D.C. 20549-1520, or by E-mail request to: publicinfo@sec.gov

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visiting the EDGAR Database on the SEC’s Internet website - http://www.sec.gov

The Fund’s 1940 Act File Number with the SEC is: 811-22356.

The registrant will be filing Form 18(f)-1 requesting exemption there under.

Thank you for your kind attention to this matter.  I look forward to speaking with you shortly.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks